UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

XTANT MEDICAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

05644R200

(CUSIP Number)

Kenneth J. Hemmelgarn, Jr.

9485 Gulfshore Drive, B-201

Naples, FL 34108

With a copy to:

Michael A. LoVallo

Reed Smith LLP

10 South Wacker Dr.

Chicago, Il 60606

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 31, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 05644R200	Page 2 of 11

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Kenneth J. Hemmelgarn, Jr. Revocable Living Trust dated February 9, 1998
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,272,796 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,272,796 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,272,796
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 05644R200	Page 3 of 11

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Kenneth J. Hemmelgarn, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,272,796 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,272,796 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,272,796
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON* IN

(1) Kenneth J. Hemmelgarn, Jr. is a beneficiary of and the sole trustee of the Kenneth J. Hemmelgarn, Jr. Revocable Living Trust dated February 9, 1998, as amended, which may be revoked by Mr. Hemmelgarn.

CUSIP No. 05644R200	Page 4 of 11

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brian J. Hemmelgarn Revocable Living Trust dated February 9, 1998
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,272,796 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,272,796 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,272,796 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 05644R200	Page 5 of 11

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brian J. Hemmelgarn (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,272,796 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,272,796 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,272,796
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON* IN

(1) Brian J. Hemmelgarn is a beneficiary of and the sole trustee of the Brian J. Hemmelgarn Revocable Living Trust dated February 9, 1998, as amended, which may be revoked by Mr. Hemmelgarn.

CUSIP No. 05644R200	Page 6 of 11

Item 1.	Security and Issuer

The securities covered by this Schedule 13D are shares of common stock, par value $0.000001 per share (the “Common Stock”), of Xtant Medical Holdings, Inc., a Delaware corporation, formerly known as Bacterin International Holdings, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 600 Cruiser Lane, Belgrade, Montana 59714. For purposes of calculating the percentages of Common Stock owned, the Reporting Persons have assumed that there were 7,076,670 shares of Common Stock outstanding as of May 15, 2015 (as reported in the Issuer’s Proxy Statement dated May 22, 2015) plus the 4,242,655 shares of Common Stock issued pursuant to the Stock Purchase Agreement.

Item 2.	Identity and Background

(a), (b) The name and business address of each of the Reporting Persons is as follows:

(i) Kenneth J. Hemmelgarn, Jr. Revocable Living Trust dated February 9, 1998, as amended, which is established under the laws of Florida

9485 Gulfshore Drive, B-201

Naples, Florida 34108

(ii) Kenneth J. Hemmelgarn, Jr.

9485 Gulfshore Drive, B-201

Naples, Florida 34108

(iii) Brian J. Hemmelgarn Revocable Living Trust dated February 9, 1998, as amended,

which is established under the laws of Florida

PO Box 421

15643 Captiva Drive

Captiva, FL 33924

(iv) Brian J. Hemmelgarn

PO Box 421

15643 Captiva Drive

Captiva, FL 33924

Each Reporting Person disclaims beneficial ownership of securities of the Issuer, other than those reported herein as being owned by such Reporting Person.

Kenneth J. Hemmelgarn, Jr. and Brian J. Hemmelgarn are brothers.

(c) Both Kenneth J. Hemmelgarn, Jr. and Brian J. Hemmelgarn are employed at Norwood Tool Company, doing business as Norwood Medical (“Norwood Medical”) located at 2122 Winners Circle, Dayton, OH 45404. Kenneth is the Secretary and Treasurer and Brian is the Vice President of Norwood Medical.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 05644R200	Page 7 of 11

(f) Both of the individual Reporting Persons are U.S. citizens.

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in Item 6 below.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of August 10, 2015, a copy of which is attached hereto as Exhibit C to this Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock acquired by the Reporting Persons were acquired directly from the Issuer as consideration for the sale of issued and outstanding shares of capital stock of X-spine Systems, Inc. (“X-spine”) in a transaction exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”) and pursuant to the Stock Purchase Agreement entered into as of July 27, 2015 with the Issuer, X-spine, the Reporting Persons and certain other stockholders of X-spine (the “Stock Purchase Agreement”), attached hereto as Exhibit A and incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities reported herein solely for investment purposes and not with a view of distribution under the Securities Act. The Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

The Reporting Persons expect to independently evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Each of the Reporting Persons reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including Common Stock, dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of the Issuer, including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties.

CUSIP No. 05644R200	Page 8 of 11

Item 5. Interest in Securities of the Issuer.

The Reporting Persons may be deemed to beneficially own, in the aggregate, 2,545,592 shares of Common Stock, representing approximately 22.5% of the Issuer’s Common Stock outstanding. The Kenneth J. Hemmelgarn, Jr. Revocable Living Trust dated February 9, 1998, as amended, holds 1,272,796 shares of Common Stock or 11.2% of the outstanding Common Stock. Kenneth J. Hemmelgarn, Jr. is a beneficiary of and the sole trustee of the Kenneth J. Hemmelgarn, Jr. Revocable Living Trust dated February 9, 1998, which may be revoked by Kenneth J. Hemmelgarn, Jr. The Brian J. Hemmelgarn Revocable Living Trust dated February 9, 1998, as amended, holds 1,272,796 shares of Common Stock or 11.2% of the outstanding Common Stock. Brian J. Hemmelgarn is a beneficiary of and the sole trustee of the Brian J. Hemmelgarn Revocable Living Trust dated February 9, 1998, which may be revoked by Brian J. Hemmelgarn

Other than as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of the Stock Purchase Agreement, the Reporting Persons received an aggregate of 2,545,592 shares of Common Stock of the Issuer. Pursuant to the Stock Purchase Agreement, the shares of Common Stock held by the Reporting Persons (i) are being held pursuant to an Escrow Agreement and are subject to forfeiture to satisfy claims arising under the Stock Purchase Agreement with one-quarter of such shares being released from the escrow every three months beginning 18 months after the July 31, 2015 closing of the Stock Purchase Agreement; and (ii) are subject to a Lock-Up Agreement in the form attached to the Stock Purchase Agreement and incorporated herein by reference as Exhibit B, pursuant to which the Reporting Persons agree not to sell such shares of Common Stock for a period of one year after the closing date under the Stock Purchase Agreement.

The Reporting Persons may be deemed to be a “group” pursuant to Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Common Stock beneficially owned by any of the Reporting Persons for purposes of Section 13(d) of the Act, the rules promulgated thereunder or for any other purpose.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 7. Material to be filed as Exhibits.

Exhibit A: Stock Purchase Agreement incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 28, 2015.

Exhibit B: Lock-Up Agreement, the form of which is attached as an exhibit to the Stock Purchase Agreement which is incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 28, 2015.

Exhibit C: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2015

KENNETH J. HEMMELGARN, JR. REVOCABLE LIVING TRUST DATED FEBRUARY 9, 1998, AS AMENDED

By:	/s/ Kenneth J. Hemmelgarn, Jr.
Kenneth J. Hemmelgarn, Jr., Sole Trustee

KENNETH J. HEMMELGARN, JR., INDIVIDUALLY

/s/ Kenneth J. Hemmelgarn, Jr.
Kenneth J. Hemmelgarn, Jr.

BRIAN J. HEMMELGARN REVOCABLE LIVING TRUST DATED FEBRUARY 9, 1998, AS AMENDED

By:	/s/ Brian J. Hemmelgarn
Brian J. Hemmelgarn, Sole Trustee

BRIAN J. HEMMELGARN, INDIVIDUALLY

/s/ Brian J. Hemmelgarn
Brian J. Hemmelgarn

Exhibit C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock, $0.00001 par value per share of Xtant Medical Holdings, Inc. beneficially owned by them on a combined basis, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13D by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Any liability of a trust or trustee hereunder shall not be a personal liability of any trustee, grantor or beneficiary thereof, and any recourse against a trustee shall be solely against the assets of the pertinent trust.

Signature Page Follows

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 10th day of August, 2015.

KENNETH J. HEMMELGARN, JR. REVOCABLE LIVING TRUST DATED FEBRUARY 9, 1998, AS AMENDED

By:	/s/ Kenneth J. Hemmelgarn, Jr.
Kenneth J. Hemmelgarn, Jr., Sole Trustee

KENNETH J. HEMMELGARN, JR., INDIVIDUALLY

/s/ Kenneth J. Hemmelgarn, Jr.
Kenneth J. Hemmelgarn, Jr.

BRIAN J. HEMMELGARN REVOCABLE LIVING TRUST DATED FEBRUARY 9, 1998, AS AMENDED

By:	/s/ Brian J. Hemmelgarn
Brian J. Hemmelgarn, Sole Trustee

BRIAN J. HEMMELGARN, INDIVIDUALLY

/s/ Brian J. Hemmelgarn
Brian J. Hemmelgarn